FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Shareholder compensation of Telefónica	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

In relation to the shareholder compensation of Telefónica, S.A., the Board of Directors has adopted the following resolutions:

•Second tranche of the scrip dividend (€0.20 per share)

With respect to the second tranche of the scrip dividend, which was approved by the Annual General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020, the Board of Directors has agreed for the Executive Commission, at the meeting to be held on December 4, 2020, to take the appropriate corporate resolutions to carry out the execution of the fully-paid capital increase related to the shareholder compensation through the referred scrip dividend payment (“Telefónica’s Flexible Dividend”). As such, the five trading sessions prior to December 4, 2020 will determine the market price that will apply to the formulae for determining the purchase price of the free allotment rights and the provisional number of shares to be issued.

In this regard, it is expected for the announcement of the capital increase to be published in the Official Companies Registry Gazette (Boletín Oficial del Registro Mercantil) (BORME) on December 10, 2020, which would hence be the last trading date for the shares of Telefónica to have the right to participate in the scrip dividend. The period for trading the free allotment rights would begin on December 11, 2020 and the shares would trade ex-date as of such date.

•Redemption of treasury shares representing 1.5% of the capital

In addition, the Board has agreed to submit for the approval of the General Shareholders Meeting of the Company (the date of which will be announced at the appropriate time) the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing 1.5% of the share capital.

Madrid, October 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 29, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors